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                               October 12, 2022

       Pun Leung Liu
       Chief Financial Officer
       YXT.COM Group Holding Limited
       Floor 20, Building 2, No. 209, Zhuyuan Road
       High-tech District, Suzhou,
       Jiangsu, 215011, People   s Republic of China

                                                        Re: YXT.COM Group
Holding Limited
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted September
15, 2022
                                                            CIK No. 0001872090

       Dear Pun Leung Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2021 letter.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Cover Page

   1. Please revise the cover page to clarify that all of the legal and operational risks associated with being based in
China could result in a material change in your operations and/or the value of the securities
you are registering for sale or could significantly limit or completely hinder your
ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless. Also disclose on the cover page whether
and how the Holding Foreign Companies Accountable Act
                                                        (including the
Accelerating Holding Foreign Companies Accountable Act) and related regulations will affect
your company.
 Pun Leung Liu
YXT.COM Group Holding Limited
October 12, 2022
Page 2
2. We note your disclosure on page 10; however, please expand your disclose on the cover page related to the transfer of cash through your organization to disclose here whether the company has written cash management policies and procedures that dictate how funds are transferred and, if so, describe these policies and procedures. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Prospectus Summary, page 6

3. We note your disclosure that you have obtained all approvals required for your operations in China. Please expand your disclosure to discuss whether you have obtained all permissions or approvals to offer the securities being registered to foreign investors. Also, if you determine no permissions are required, provide an explanation as to whether you consulted counsel and, if not, why you did not consult counsel and why you believe you do not need any permissions or approvals.
Summary of Risk Factors, page 12

4. For each risk factor related to doing business in China in your summary of risk factors, provide a specific cross-reference to the more detailed risk factor. Implication of the Holding Foreign Companies Accountable Act, page 14

5. Expand your disclosure here to expressly disclose that an exchange may determine to delist your securities if the PCAOB determines that it cannot inspect or investigate completely your auditor.
Conventions which Apply to This Prospectus, page 15

6.       Please revise the definition of    China    and    PRC    to include
Taiwan, Hong Kong and
         Macau and clarify that the only time    China    and    PRC    does
not include Taiwan, Hong
         Kong or Macau is when you reference specific laws and regulations adopted by the PRC.
Our Summary Consolidated Financial Data and Operating Data, page 19

7. We note your presentation of pro forma net loss per share for the six months ended June
         30, 2022. Please revise to also present pro forma net loss per share for the year ended
         December 31, 2021.
VIE Consolidating Schedule (Unaudited), page 23
FirstName LastNamePun Leung Liu
8. Please revise to provide disclosure clarifying which entities are included in the column
Comapany   NameYXT.COM
       "primary beneficiaries Group  Holding
                              of the VIEs"    Limited
                                            and  confirm whether this column
represents the
OctoberWFOEs.
        12, 2022 Page 2
FirstName LastName
 Pun Leung Liu
FirstName
YXT.COMLastNamePun     Leung Liu
           Group Holding Limited
Comapany
October 12,NameYXT.COM
            2022          Group Holding Limited
October
Page 3 12, 2022 Page 3
FirstName LastName
Consolidated Financial Statements
1. Principal Activities and Organization
(b) History of the Group and Basis of Presentation for the Reorganization, page F-14

9. Considering the nature of the relationships with the VIEs, please revise the headers on page F-15 to remove the references to "direct or indirect ownership."
20. Commitments and Contingencies, page F-67

10. We note your disclosure here that the Winding-up Proceedings have been stayed pending determination of the HKIAC Arbitration. In order to provide more clarity, please revise to disclose information about the HKIAC Arbitration here.
General

11. Please update your analysis supporting your contention that the Company may properly rely on Rule 3a-8 under the Investment Company Act of 1940 (the
1940 Act   ) by
         providing recent numbers and percentages relevant to the requirements of Rule 3a-8(a)(1),
         (2), (3), and (4). To the extent that your response relies on imputing the income, assets, etc., of the VIEs to the Company and/or its subsidiaries, please provide a legal analysis under Rule 3a-8 supporting such imputation.
12.      The Commission has described bona fide research and development (
R&D   ) companies
         as companies that    . . . raise large amounts of capital, invest the
proceeds and use the
         principal and return on these investments to fund their operations during their lengthy product development phase. An R&D company may also purchase a non-controlling equity stake in another company as part of a strategic alliance with the other company to
         conduct research and develop products jointly.    Refer to Certain
Research and
         Development Companies, Investment Company Act Rel. No. 26077 (June 16,
2003)
         ("Adopting Release"). Please expand on your analysis of the applicability of Rule 3a-8 to the Company by providing support for your contention that the Company is currently engaged in a product development phase of the kind described by the Commission in the
         Adopting Release. Your response should, among other things, identify the product(s)
         currently under development, disclose the number of personnel dedicated to R&D activities that are employed by each subsidiary, and describe the facilities and other infrastructure of each subsidiary dedicated to R&D. To the extent that your response relies on imputing the personnel, assets, etc., of the VIEs to the Company and/or its subsidiaries, please provide a legal analysis supporting such imputation as a means of adherence to
         Rule 3a-8. For avoidance of doubt, this analysis should address whether an issuer may rely on Rule 3a-8 on the basis of assets, income, and activities of entities (such as the
         VIEs) in which the Company does not have a direct equity stake, citing any supporting
         Commission statements or staff guidance.
13.      On page 5 of the prospectus, the Company states that the VIEs    hold
our key operating
         licenses, provide services to our customers, enter into contracts with our suppliers, and
 Pun Leung Liu
YXT.COM Group Holding Limited
October 12, 2022
Page 4
      employ our workforce.    Please specify the percentage of the Company   s
workforce
      currently employed by each VIE and the percentage of the Company   s
customers serviced
      by each VIE. Also, provide in your response a list and description of the licenses held by each VIE.
14. In your response to prior comment 3 and in the related disclosure, you indicate that if the
      Company is unable to rely on Rule 3a-8 under the 1940 Act, the Company would liquidate certain assets and rely on the exemption provided by Rule 3a-1 under the 1940 Act. You
      further indicate that if the Company   s ability to rely on Rule 3a-8
were called into
      question as a result of the loss of primary control by the WFOEs over the VIEs, the
      Company could rely on the exemption provided by Rule 3a-2 under the 1940 Act. We note that the Commission has stated that an intent to ultimately rely on Rule 3a-1 may not constitute a bona fide intent to be engaged primarily in a noninvestment business for purposes of Rule 3a-2. See Transient Investment Companies, Investment Company Act
      Rel. No. 11552 (Jan. 14, 1981). Please clarify whether there are any circumstances in which the Company may seek to rely on Rule 3a-2 before transitioning to reliance on Rule
      3a-1. If any such circumstances exist, please provide a legal analysis supporting such an approach.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572
or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



                                                           Sincerely,
FirstName LastNamePun Leung Liu
                                                           Division of
Corporation Finance
Comapany NameYXT.COM Group Holding Limited
                                                           Office of Technology
October 12, 2022 Page 4
cc:       Li He
FirstName LastName